UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

Lindblad Expeditions Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

535219109

(CUSIP Number)

Sven-Olof Lindblad,  c/o Lindblad Expeditions Holdings, Inc.  96 Morton Street  New York,  New York  10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 03, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sven-Olof Lindblad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,695,834

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,695,834

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,695,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22*%

14	TYPE OF REPORTING PERSON
IN

* The calculation of the foregoing percentage is based on 53,141,196 shares of the Issuer's Common Stock outstanding on October 31, 2022.

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 5 to Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.0001 per share ("Common Stock"), of Lindblad Expeditions Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 96 Morton Street, 9th Floor, New York, New York 10014.

Item 2.	Identity and Background

(a)	Name: This statement is being filed by Sven-Olof Lindblad (the "Reporting Person").

(b)	Business Address: 96 Morton Street, 9th Floor, New York, New York 10014.

(c)
Principal Occupation or Employment: The Reporting Person is the former Chief Executive Officer and President of the Issuer, an expedition cruising and adventure travel company. Currently, the Reporting Person is a member of the Board of Directors and the Co-Chair of the Board of Directors of the Issuer.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations.

(e)
Civil Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction

As previously reported, the Reporting Person received 14,125,827 shares of Common Stock upon consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of March 9, 2015 (the "Merger Agreement"), by and among Capitol Acquisition Corp. II, a Delaware corporation ("Capitol"), Argo Expeditions, LLC ("LLC Sub"), a wholly-owned subsidiary of Capitol, Argo Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of LLC Sub, and Lindblad Expeditions, Inc., a New York corporation ("Lindblad"). A copy of the Merger Agreement is filed as Exhibit I to this Schedule 13D and is incorporated herein by reference.

As previously reported, the Reporting Person is also party to a Registration Rights Agreement in respect of the shares of Common Stock he received in the Mergers. Such rights include two demand registration rights and unlimited "piggy-back" registration rights. A copy of the Registration Rights Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

On January 10, 2017, the Reporting Person contributed 716,500 shares of Common Stock to the Issuer to fund the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan, which was approved by the Issuer's stockholders on June 2, 2016, without any cost or charge, pursuant to a Contribution Agreement dated as of July 6, 2016, by and between the Issuer and Sven-Olof Lindblad. Copies of the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan and the Contribution Agreement are filed as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

From time to time, the Reporting Person has made and may continue to make, charitable donations of shares of Common Stock for no consideration.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain, donate or sell all or a portion of the securities then held, in the open market (pursuant to a 1 0b5-1 plan or otherwise) or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to entities controlled by him or others for estate planning purposes. In addition, the Reporting Person, in his position as a director of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger or reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through U) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(b)	The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(c)
The Reporting Person made the following sales of Common Stock in the past sixty days on the open market pursuant to a 10b5-1 sales plan maintained by the Reporting Person:
• February 1, 2023 - sale of 57,425 shares of common stock at a weighted average price of $12.07 per share.
• February 2, 2023 - sale of 84,821 shares of common stock at a weighted average price of $12.26 per share.
• February 3, 2023 - sale of 24,033 shares of common stock at a weighted average price of $12.07 per share.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as March 9, 2015, by and among the Issuer, Argo Expeditions, LLC, Argo Merger Sub, Inc. and Lindblad Expeditions, Inc. (incorporated by reference from Exhibit 1 to the Schedule 13D filed on July 9, 2015)

2. Registration Rights Agreement dated as of July 8, 2015 by and among the Issuer, the Reporting Person and the Investors signatory thereto (incorporated by reference from Exhibit 3 to the Schedule 13D filed on July 9, 2015)

3. Contribution Agreement, dated as of July 6, 2016, by and among Sven-Olof Lindblad and Lindblad Expeditions Holdings, Inc. (incorporated by reference from Exhibit 10.1 to the Issuer's Form 10-Q filed on August 8, 2016)

4. Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan (incorporated by reference from Annex A to the Issuer's Definitive Proxy Statement filed on April 15, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 07, 2023	By:	/s/ Sven-Olof Lindblad
Sven-Olof Lindblad

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)